UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F
Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information
1.	Reason Fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[ X ] Merger
[     ] Liquidation
[     ] Abandonment of Registration
(Note: Abandonments of Registration answers only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
 [     ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of the Fund: Capstone Series Fund, Inc.
3.	Securities and Exchange Commission File No.: 811-01436
4.	Is this an initial Form N-8F or an amendment to a previous filed Form N-8F?
[ X ] Initial Application [   ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
3700 W Sam Houston Parkway S, Suite 250
Houston, TX 77042

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
Olivia Adler
4625 Charleston Terrace NW
Washington, DC 20007
Cell: (202) 337-9090
oadler@comcast.net

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of Fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a.1, .31a-2]:

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Capstone Asset Management Company
3700 W Sam Houston Parkway S, Suite 250
Houston, TX 77042
(713) 260-9000

8.	Classification of fund (check only one):
[ X ] Management Company;

[    ] Unit investment trust; or

[    ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ X ] Open-end [    ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Capstone Asset Management Company
3700 W Sam Houston Parkway S, Suite 250
Houston, TX 77042

12.	Provide the name and address of each principal underwriter of the Fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Capstone Asset Planning Company
3700 W Sam Houston Parkway S, Suite 250
Houston, TX 77042

13.	If the fund is a unit investment trust (“UIT) provide:
a)	Depositor’s name(s) and address(es): N/A
b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[    ] Yes           [ X ] No

If Yes, for each UIT state:
Name(s):
File No.: 811-______________
Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[ X ] Yes           [    ] No

If yes, state the date on which the board vote took place:   December 6, 2016

If No, explain: N/A

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[    ] Yes           [ X ] No

If yes, state the date on which the shareholder vote took place: N/A

If No, explain: The merger was conducted pursuant to Rule 17a-8 under the Investment Company Act of 1940 and satisfied the conditions of Rule 17a-8(a)(3) so that no shareholder approval was required.  In this transaction, all the assets of Steward Small-Mid Cap Enhanced Index Fund, the sole series of Capstone Series Fund, Inc. were transferred to a new series of Steward Funds, Inc., also named Steward Small-Mid Cap Enhanced Index Fund.  Immediately prior to the transfer, the new series had no assets.

II.	Distribution to Shareholders

16.	Has the fund distributed an assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes           [    ] No

a)	If Yes, list the date(s) on which the fund made those distributions: 02/14/2017
b)	Were the distributions made on the basis of net assets? Yes
c)
Were the distributions made pro rata based on share ownership? Yes - The distributions were made both on the basis of net assets (16(b) ) and pro rata (see Item 1.4 of Agreement and Plan of Reorganization)

d)	If No to (b), or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

e)	Liquidations only:
Were any distributions to shareholders made in kind? N/A
[   ] Yes           [   ] No

17.	Closed-end funds only:
Has the fund issued senior securities?  N/A
[   ] Yes           [   ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders: N/A

18.	Has the fund distributed all of its assets to the fund’s shareholders?
 [X] Yes           [   ] No

If No,
a)	How many shareholders does the fund have as of the date this form is filed?
b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidations of the interests?
 [   ] Yes           [X] No

If Yes, describe briefly the plans (if any) for distribution to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the Fund have any assets as of the date this form is filed?
 [    ] Yes           [ X ] No

If Yes,
a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
b)	Why has the fund retained the remaining assets?
c)	Will the remaining assets be invested in securities?
[    ] Yes           [     ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
 [    ] Yes           [ X ] No

If Yes,
a)	Describe the type and amount of each debt or other liability:
b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information about Event(s) leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation?
i.	Legal Expense: $32,528.00
ii.	Accounting Expenses: $1,000.00
iii.	Other Expenses (list and identify separately): Printing & Mailing $12,412.90
iv.	Total Expenses (sum of lines (i)-(iii) above): $45,938.90

(b)  How were those expenses allocated? Expenses were charged 100% to the Steward Small Mid Cap Enhanced Index Fund.

(c) Who paid those expenses? Steward Small Mid-Cap Enhanced Index Fund

(d) How did the fund pay for unamortized expenses (if any)? Since this transaction moved Steward Small-Mid Cap Enhanced Index Fund, in its entirety, from Capstone Series Fund, Inc. to Steward Funds, Inc., amortized expenses such as audit and insurance expense moved with the Fund.  The reorganization will not change the way these expenses are amortized with respect to the Fund.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
 [    ] Yes           [ X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed.

V. Conclusion of Business

24.	Is the Fund a party to any litigation or administrative proceeding?
 [   ] Yes           [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: N/A

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
 [   ] Yes           [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a) State the name of the Fund surviving the Merger: Steward Small-Mid Cap Enhanced Index Fund, a series of Steward Funds, Inc.
(b) State the Investment Company Act file number of the fund surviving the Merger: 811- 01597
(c) If the merger or reorganization agreement has been filed with the Commission, state the file number (s), form type used and date the agreement was filed: File 162074825, Form 485APOS, Filed December 29, 2016.

(d) If the merger or reorganization agreements as not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Capstone Series Fund, Inc., (ii) he or she is the President of Capstone Series Fund Inc., and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Michael L. Kern III
Michael L. Kern, III, CFA
President & Treasurer
Capstone Series Fund, Inc.
Steward Funds, Inc.
President & CEO, Capstone Asset Management Company